Filed pursuant to Rule 424(b)(3)

Registration No. 333-240331

Sticker Supplement No. 2

(To Prospectus dated September 29, 2020)

The9 Limited

This sticker supplement No. 2 supplements and amends our prospectus dated September 29, 2020, or the Prospectus. You should read this sticker supplement No. 2 in conjunction with the Prospectus since the information contained herein supplements and amends the information contained in the Prospectus. Capitalized terms contained in this sticker supplement No. 2 have the same meanings as in the Prospectus unless otherwise stated herein. The purpose of this sticker supplement is to disclose a recent development of our company.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This sticker supplement is part of the Prospectus and either it or its content must accompany the Prospectus to satisfy the Prospectus delivery requirements under the Securities Act of 1933.

The date of this sticker supplement is November 3, 2020

EXPLANATION NOTE

The9 Limited has prepared this prospectus sticker supplement to disclose a recent development. Other than the disclosures set forth below, this prospectus sticker supplement does not supplement or amend the Prospectus in any way.

Prospectus Summary

On page 3 of the Prospectus, the fourth paragraph of the sub-section captioned “Prospectus Summary—Recent Developments” is hereby amended to read in its entirety as follows:

On March 6, 2020, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that the minimum bid price per ADS, each representing three Class A ordinary shares of the Company, was below US$1.00 for a period of 30 consecutive business days and we did not meet the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. Due to the tolling of compliance period through June 30, 2020, as determined by Nasdaq, we had until November 16, 2020, to regain compliance with Nasdaq’s minimum bid price requirement. On November 2, 2020, we received a notification letter from Nasdaq stating that we have regained compliance with the minimum bid price requirement.

Risk Factors

On page 43 of the Prospectus, the risk factor captioned “Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements,” is hereby amended to read in its entirety as follows:

Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.

Our ADSs are currently listed on the Nasdaq Capital Market under the symbol “NCTY.” We must continue to meet the requirements set forth in Nasdaq Listing Rule 5550 to remain listing on the Nasdaq Capital Market. The listing standards of the Nasdaq Capital Market provide that a company, in order to qualify for continued listing, must maintain a minimum ADS price of US$1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares, or MVPHS, minimum MVLS, and various additional requirements. On October 3, 2018, we received a letter from the Listing Qualifications Department of Nasdaq, pursuant to which Nasdaq informed us that due to our failure to regain compliance with the continued listing requirement of US$50 million minimum MVLS for the Nasdaq Global Market as set in the Nasdaq Listing Rule 5450(b)(2)(A), our ADSs would be delisted from the Nasdaq Global Market unless measures are taken prior to a certain timeline. We later transferred our listing venue to Nasdaq Capital Market with which we fully comply with the continued listing standards. On March 6, 2020, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that the minimum bid price per ADS, each representing three Class A ordinary shares of the Company, was below US$1.00 for a period of 30 consecutive business days and we did not meet the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. Due to the tolling of compliance period through June 30, 2020, as determined by Nasdaq, we had until November 16, 2020, to regain compliance with Nasdaq’s minimum bid price requirement. On April 13, 2020, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that we no longer met the continued listing standards of MVLS for the Nasdaq Capital Market, as set forth in the Nasdaq Listing Rule 5550(b)(2) because the market value of our securities listed on Nasdaq for the last 30 consecutive business days was below the minimum MVLS requirement of US$35.0 million. Pursuant to the Rule 5810(c)(3)(C) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until October 12, 2020, to regain compliance with Nasdaq’s minimum MVLS requirement. On August 5, 2020, we received a notification letter from Nasdaq stating that we have regained compliance with the minimum MVLS requirement. On November 2, 2020, we received a notification letter from Nasdaq stating that we have regained compliance with the minimum bid price requirement. If we fail to satisfy Nasdaq Capital Market’s continued listing requirements going forward and fail to regain compliance on a timely basis, our ADSs could be delisted from Nasdaq Capital Market.

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However, there can be no assurance that our ADSs will be eligible for trading on any such alternative exchanges or markets in the United States. If Nasdaq determines to delist our ordinary shares, or if we fail to list our ADSs on other stock exchanges or find alternative trading venue for our ADSs, the market liquidity and the price of our ADSs and our ability to obtain financing for our operations could be materially and adversely affected.

Corporate History and Structure

On page 60 of the Prospectus, the last paragraph of that page is hereby amended to read in its entirety as follows:

On March 6, 2020, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that the minimum bid price per ADS, each representing three Class A ordinary shares of the Company, was below US$1.00 for a period of 30 consecutive business days and we did not meet the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. Due to the tolling of compliance period through June 30, 2020, as determined by Nasdaq, we had until November 16, 2020, to regain compliance with Nasdaq’s minimum bid price requirement. On November 2, 2020, we received a notification letter from Nasdaq stating that we have regained compliance with the minimum bid price requirement.

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